Exhibit (a)(5)

Milwaukee Journal Sentinel Newspaper Ad

January 26, 2007

Headline:  Yes to Customers. No to AirTran.

Subhead:  On January 24, the Board of Directors of Midwest Air Group unanimously rejected as inadequate AirTran’s unsolicited exchange offer, and strongly recommends that Midwest shareholders not tender their shares.

Body head: AirTran’s Offer is Inadequate and Opportunistic

Body:  At a time when Midwest’s investments and strategic plan are leading to financial success, AirTran’s offer is not only inadequate, it discounts the future benefits to shareholders realized through continued Midwest growth. Executing our strategic plan has resulted in significant business and financial momentum, with Midwest stock up 167% over the past 12 months, and a return to profitability in 2006.

Body head: Midwest’s Strategic Plan Creates Better Long-Term Value

Body:  In 2007 alone, Midwest will grow capacity by 15%, adding six new cities and a dozen new routes. Our diverse fleet allows us to serve new markets of varying sizes. We’ll add 50-seat regional jets through our new partnership with SkyWest, plus add and enhance other markets with new and existing aircraft. In response to customer demand, we’re adding a few rows of Signature seating to our Saver aircraft, and covering all seats in our trademark brown leather. Best of all, our continued commitment to providing
“The best care in the air” to each of our customers differentiates us from the competition.

Body head:  Setting the Record Straight

Body:  Honesty and Integrity has been one of our unwavering business values since our inception 22 years ago. That’s why it’s important to correct a few things you may have heard recently. Milwaukee has been described as underserved, a conclusion derived only by grossly overstating Milwaukee’s population. In reality, Milwaukee is very well served – in many cases even better than similar-sized markets. What about fares? Milwaukee’s fares are within 3-4% of those in Chicago. They only look higher when you ignore Chicago passengers who fly from O’Hare. Like our customers, our shareholders depend on Midwest for honest, complete information.

Body head:  Our Customers. Our Community. Our Employees. Our Home.

Body:  It’s a simple fact that companies have a deeper involvement in the communities where they’re based.
This is abundantly true at Midwest Airlines, where in 2006 alone we supported more than 250 organizations with nearly $900,000 in cash and in-kind contributions. This level of involvement would likely disappear along with Midwest’s headquarters – and the potential loss of several hundred jobs – in a merger.

Body head:  Service to the Customer

Body:  While Midwest was winning accolades – including being named best U.S. airline 45 times in the last
15 years – AirTran has paid only lip service to service, failing to appear in the top 10 of many of the same surveys. But we don’t provide great service to win awards. We provide great service because it’s what our customers expect from us. It’s what keeps them coming back for their next flight, and their next. AirTran’s claims about a “similar service culture” simply don’t ring true.

Body head:  What You Can Do

Body:  If you’re a shareholder, follow our board’s recommendation and do not tender your shares to AirTran. If you’re a customer, continue to book and fly “The best care in the air” with confidence.
We’ll put some cookies in the oven just for you.

Disclaimer copy:  Midwest filed a Schedule 14D-9 with the Securities and Exchange Commission on January 25, 2007, which sets forth the reasons for the Midwest board’s recommendation and related information.

Logotype, Symbol and Tagline:  Midwest Airlines, Symbol, The best care in the air ®